Exhibit 3.1

AMENDMENT NO. 1

to the

Hertz Global Holdings, Inc.

Amended and Restated By-Laws

This Amendment Number 1 is effective as of May 27, 2009 to the Hertz Global Holdings, Inc. (the “Company”) Amended and Restated By-Laws (the “By-Laws”), adopted as of November 20, 2006.

WHEREAS, the Board of Directors of the Company, acting pursuant to Article IX of the By-Laws, desires to amend the By-Laws to reflect the formation of a new Nominating and Governance Committee and the redesignation of the existing Executive and Governance Committee as the Executive Committee, and to permit the Chief Executive Officer of the Company to remove and appoint officers of the Company in certain circumstances.

NOW, THEREFORE, the By-Laws are amended as follows:

(1)   Article III of the By-Laws is hereby amended by replacing the words “Executive and Governance Committee and Other Committees” in Article III’s heading with the word “Committees”.

(2)   Section 3.01 of the By-Laws is hereby deleted and replaced in its entirety with the following:

“Section 3.01.  How Constituted.  The Board of Directors shall have an Executive Committee, a Compensation Committee, an Audit Committee, a Nominating and Governance Committee and such other committees as the Board of Directors may determine (collectively, the “Committees”).  For so long as the Stockholders Agreement is in effect, the Executive Committee shall consist of the Chairman of the Board and such other members required for the executive and governance committee pursuant to Section 2.1(d) of the Stockholders Agreement (if in effect).  Each other Committee shall consist of at least three Directors, selected in accordance with Section 2.1(d) of the Stockholders Agreement (if in effect).  Selection and removal of the chairman of the Executive Committee shall be subject to the requirements for the chairman of the executive and governance committee set forth in Section 2.1(d) of the Stockholders Agreement (if in effect).  Subject to this Section 3.01 and the Stockholders Agreement (if in effect), each Committee shall consist of such number of Directors as from time to time may be fixed by a majority of the total authorized membership of the Board of Directors, and any Committee may be abolished or re-designated from time to time by the Board of Directors. Each member of any such Committee (whether designated at an annual meeting of the Board of Directors or to fill a vacancy or otherwise) shall hold office until his or her successor shall have been designated or until he or she shall cease to be a Director, or until his or her earlier death, resignation or removal.”

(3)   Section 3.02 of the By-Laws is hereby amended by replacing each reference to “Executive and Governance Committee” with the words “Executive Committee.”

(4)   Section 4.03 of the By-Laws is hereby deleted and replaced in its entirety with the following:

“Section 4.03.  Salaries.  Except as otherwise determined by the Board of Directors, the salaries of all officers of the Corporation shall be fixed by the Compensation Committee, or, if not so fixed by the Compensation Committee, by the Board of Directors, subject to any applicable legal or regulatory requirements.”

(5)   Section 4.04 of the By-Laws is hereby deleted and replaced in its entirety with the following:

“Section 4.04.  Removal and Resignation; Vacancies.  Any officer may be removed for or without cause at any time by the Board of Directors or by the Chief Executive Officer as permitted pursuant to Section 4.07.  Any officer may resign at any time by delivering notice of resignation, either in writing signed by such officer or by electronic transmission, to the Chairman of the Board, the Chief Executive Officer or the Secretary.  Unless otherwise specified therein, such resignation shall take effect upon delivery.  Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors, or, if the Chief Executive Officer has authority pursuant to Section 4.07 of these By-Laws to fill such office, then by the Chief Executive Officer subject to Section 4.07 of these By-Laws or by the Board of Directors.  For so long as the Stockholders Agreement is in effect, the removal of the Chairman of the Board and the Chief Executive Officer, and the filling of vacancy in such positions, shall be subject to the terms of the Stockholders Agreement.”

(6)   Section 4.07 of the By-Laws is hereby deleted and replaced in its entirety with the following:

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“Section 4.07.  Chief Executive Officer.  The Chief Executive Officer shall, subject to the direction of the Board of Directors, be the chief executive officer of the Corporation, shall have general control and supervision of the policies and operations of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.  He or she shall manage and administer the Corporation’s business and affairs and shall also perform all duties and exercise all powers usually pertaining to the office of a chief executive officer, president or chief operating officer, of a corporation, including, without limitation under the DGCL.  He or she shall have the authority to sign, in the name and on behalf of the Corporation, checks, orders, contracts, leases, notes, drafts and any other documents and instruments in connection with the business of the Corporation, and together with the Secretary or an Assistant Secretary, conveyances of real estate and other documents and instruments to which the seal of the Corporation may need to be affixed.  Except as otherwise determined by the Board of Directors and subject to the Stockholders Agreement (if in effect), he or she shall have the authority to cause the employment or appointment of such employees (other than the Chief Executive Officer) and agents of the Corporation as the conduct of the business of the Corporation may require, to fix their compensation and to remove or suspend any such employees or agents elected or appointed by the Chief Executive Officer or the Board of Directors.  Except as otherwise determined by the Board of Directors, he or she shall also have the authority to remove any officer of the Corporation with, if the Chief Executive Officer is not the Chairman of the Board, the approval of the Chairman of the Board, or, if the Chief Executive Officer is the Chairman of the Board, the approval of the lead director or such other director designated by the Board for such purpose.  The Chief Executive Officer shall perform such other duties and have such other powers as the Board of Directors or the Chairman of the Board may from time to time prescribe.”

The Company is hereby authorized to restate its By-Laws accordingly.